Filed Pursuant to Rule 433

Registration No. 333-225182

Supplementing the Preliminary Prospectus

Supplement dated April 27, 2020

(To Prospectus dated May 24, 2018)

Kohl’s Corporation

Final Term Sheet

April 27, 2020

$600,000,000 9.500% Notes due 2025

Issuer:	Kohl’s Corporation

Security:	9.500% Notes due 2025

Aggregate Principal Amount:	$600,000,000

Expected Ratings:*	Baa2 (neg) / BBB- (neg) / BBB- (neg) (Moody’s / S&P / Fitch)

Trade Date:	April 27, 2020

Settlement Date:	April 29, 2020 (T+2)

Interest Payment Dates:	May 15 and November 15 of each year, commencing November 15, 2020

Maturity Date:	May 15, 2025

Coupon (Interest Rate):	9.500%

Price to Public:	99.990%

Yield to Maturity:	9.500%

Make-Whole Call:	Prior to April 15, 2025; T+50 bps

Par Call:	On or after April 15, 2025

CUSIP / ISIN:	500255 AW4 / US500255AW45

Joint Book-Running Managers:	Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Senior Co-Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC U.S. Bancorp Investments, Inc. MUFG Securities Americas Inc. BMO Capital Markets Corp. TD Securities (USA) LLC

Co-Managers:	Capital One Securities, Inc. Fifth Third Securities, Inc. HSBC Securities (USA) Inc. BNY Mellon Capital Markets, LLC PNC Capital Markets LLC Comerica Securities, Inc. Siebert Williams Shank & Co., LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via Bloomberg or another email system.